UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 24, 2012

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated January 23, 2012 announcing 2011 fourth quarter and full year financial results.

PR No. C2670C

STMicroelectronics Reports 2011 Fourth Quarter and Full Year Financial Results

•     Return to positive free cash flow of $47 million in the fourth quarter*
•     Record 2011 revenues for automotive applications and MEMS
•     Net revenues of $9.73 billion and net income of $650 million for full year 2011

Paris, January 23, 2012 - STMicroelectronics (NYSE: STM) reported financial results for the fourth quarter and full year ended December 31, 2011.

President and CEO Carlo Bozotti commented, “In 2011, our wholly-owned businesses delivered a solid performance throughout the year, within the backdrop of a severe slowdown in the broader semiconductor market as the year evolved. ST’s wholly-owned businesses delivered revenue of $8.2 billion and an operating margin of 11.4%.

“Moreoever, we expected to see strong growth during 2011 in two of our key strategic product areas and we are particularly proud of our achievements there. Our MEMS sales nearly doubled to over $600 million. Our automotive business reported record revenues, with sales up 18% during 2011, on top of sales growth of over 40% during 2010. In both areas, revenue growth was also accompanied by a significant expansion of the operating profitability of these product groups.

“We also continued to maintain a strong financial position and sharp focus on capital management. Exiting the year, our financial resources totaled $2.3 billion and our net financial position was about $1.17 billion, as adjusted, taking into account the 50% of ST-Ericsson’s debt. As anticipated, we saw an improvement in the fourth quarter in inventory levels and inventory turns and capital expenditures are back down to much lower levels as planned.

 “For ST-Ericsson, managing the wireless joint venture’s shift from a legacy portfolio to the new product roadmap has proven more challenging than expected given the change in the business of one of their largest customers and its evolving plans. While the new portfolio is beginning to ramp, the current results of ST-Ericsson are still distant from the financial prospects we are envisioning. Therefore, ST-Ericsson is now in a crucial phase focusing on  improving  execution, lowering its break-even point and reviewing its roadmap to sustainable profitability. We are confident that the newly appointed Chief Executive Officer  of ST-Ericsson is the appropriate leader to drive this turnaround.”

(*) Free cash flow is a non-U.S. GAAP measure. Please refer to Attachment A for additional information explaining why the Company believes this measure is important and for reconciliation to U.S. GAAP.

Summary Financial Highlights for the Fourth Quarter

(In Million US$)	Q4 2011	Q3 2011	Q4 2010
Net Revenues (a)	2,191	2,442	2,833
Gross Margin	33.4%	35.8%	39.9%
Operating Income (Loss), as reported	(132)	(23)	213
Non-U.S. GAAP Operating Income (Loss) before restructuring*	(123)	(13)	245
Non-U.S. GAAP Operating Margin before restructuring* Non-U.S. GAAP Operating Margin before restructuring attributable to ST*	(5.6%) (0.2%)	(0.5%) 4.3%	(8.7%) 12.4%
Net Income	(11)	71	219
(a) Net revenues include sales recorded by ST-Ericsson as consolidated by ST

Fourth Quarter Review

ST’s fourth quarter net revenues decreased 10.3% on a sequential basis, within our guidance, with all regions down sequentially. The Americas decreased 4.6%, Japan & Korea and Greater China & South Asia each were down about 7.5% and EMEA decreased 20.7%. On a year-over-year basis, ST’s net revenues decreased 22.6%, with Analog, MEMS and Microcontrollers (AMM) and Automotive, Computer, Consumer and Communications Infrastructure (ACCI), led by Automotive, performing better than the other segments, in particular Wireless.

As expected, gross margin decreased 240 basis points compared to the prior quarter, principally due to lower volumes that were associated with the reduction in inventory that resulted in the underloading of ST’s wafer fabs. On a year-over-year basis, gross margin declined by 650 basis points also mainly due to lower volumes, and related charges for unused capacity.

Combined SG&A and R&D expenses of $894 million in the fourth quarter were substantially flat compared to the prior quarter. On a year-over-year basis, combined expenses decreased $20 million reflecting the restructuring at ST-Ericsson, among other factors. Combined operating expenses, as a percentage of sales, were 40.8% in the 2011 fourth quarter compared to 36.8% and 32.3% in the prior and year-ago quarters, respectively.

Due to market conditions driving lower volumes and the resulting unsaturation, operating margin before restructuring attributable to ST was about break-even in the 2011 fourth quarter compared to 4.3% and 12.4% in the prior and year-ago quarters.*

Income tax in the fourth quarter includes a $92 million charge for a valuation allowance related to ST-Ericsson’s accumulated Net Operating Losses. As this allowance does not relate to ST’s investment in ST-Ericsson, minority interests increases by the same amount of $92 million, with no impact to ST’s consolidated income. Absent this allowance, the ST tax rate for the fourth quarter would be 15%.

Fourth quarter net loss was $11 million or $(0.01) per share, compared to net income of $0.08 and $0.24 per diluted share in the prior and year-ago quarters, respectively. On an adjusted basis, net of related taxes, ST reported non-U.S. GAAP net loss per share of $(0.01) in the fourth quarter, compared to net income of $0.09 and $0.27 per diluted share in the prior and year-ago quarters, respectively.*

For the 2011 fourth quarter, the effective average exchange rate for the Company was approximately $1.36 to €1.00 compared to $1.40 to €1.00 for the 2011 third quarter and $1.34 to €1.00 for the 2010 fourth quarter.

 (*)Operating income before restructuring, operating margin before restructuring, operating margin before restructuring attributable to ST and adjusted net earnings per share are non-U.S. GAAP measures. Please refer to attachment A for additional information explaining why the Company believes these measures are important and for reconciliation to U.S. GAAP.

Net Revenues by Market Segment

Net Revenues By Market Segment / Channel (*) (In %)	Q4 2011	Q3 2011	Q4 2010
Market Segment / Channel:
Automotive	18%	17%	15%
Computer	13%	14%	14%
Consumer	10%	10%	11%
Industrial & Other	9%	9%	8%
Telecom	30%	28%	31%
Total OEM	80%	78%	79%
Distribution	20%	22%	21%
(*)Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution.

The sequential net revenues decrease of 10.3% was due to sales declines in all markets. Automotive, Telecom, Consumer, Industrial & Other and Computer sales were lower by 1%, 4%, 5%, 14% and 15%, respectively. Distribution decreased by 19%. On a year-over-year basis net revenues were lower by about 23%. Automotive, Industrial & Other, Computer and Consumer were lower by 6%, 13%, 27% and 30%, respectively. Distribution decreased by 29%.

Revenues and Operating Results by ST Product Segment

Operating Segment (In Million US$)	Q4 2011 Net Revenues	Q4 2011 Operating Income (Loss)	Q3 2011 Net Revenues	Q3 2011 Operating Income (Loss)	Q4 2010 Net Revenues	Q4 2010 Operating Income (Loss)
ACCI (a)	880	53	981	70	1,107	134
AMM (a)	638	113	721	143	786	192
PDP	253	16	316	33	366	63
Wireless (b)	409	(211)	412	(215)	562	(136)
Others (c)(d)	11	(103)	12	(54)	12	(40)
TOTAL	2,191	(132)	2,442	(23)	2,833	213

ACCI, AMM and PDP were all negatively impacted in the fourth quarter of 2011 by weak market conditions, which resulted in a revenue decrease as compared to both the prior and year-over-year quarters, and lower margins mainly due to reduced volumes.

ACCI fourth quarter net revenues decreased about 10% compared to the prior quarter and about 21% on a year-over-year basis, which was also negatively impacted by ST’s planned exit from hard disk drive system-on-chip. Despite the lower level of revenues, ACCI operating margin was 6.1% compared to 7.1% and 12.1% in the prior and year-ago quarters, respectively.

 (a) Reflecting the transfer of a small business unit from ACCI to AMM as of January 1, 2011, the Company has reclassified prior period revenues and operating income results from ACCI to AMM.
(b) Wireless includes the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(c) Net revenues of “Others” includes revenues from sales of Subsystems,assembly services and other revenues.
(d) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. “Others” includes $99 million, $42 million and $2 million of unused capacity charges in the fourth and third quarters of 2011 and fourth quarter of 2010, respectively; and $9 million, $10 million and $32 million of impairment, restructuring charges and other related closure costs in the fourth and third quarters of 2011 and fourth quarter of 2010, respectively.

AMM fourth quarter net revenues decreased by approximately 12% compared to the prior quarter. On a year-over-year basis, AMM revenues decreased by about 19%. AMM operating margin, showing resilience, was 17.7% in the 2011 fourth quarter, compared to 19.9% and 24.4% in the prior and year-ago quarters, respectively.

PDP fourth quarter net revenues decreased 20% sequentially and 31% on a year-over-year basis, reflecting mainly weak market conditions. In the 2011 fourth quarter, PDP operating margin was 6.4% compared to 10.6% and 17.2% in the prior and year-ago quarters, respectively, mainly due to lower volumes and price erosion.

Wireless net revenues in the fourth quarter decreased 0.8% sequentially and 27% year-over-year. In the fourth quarter, Sharp announced new smartphones based on ST-Ericsson’s ThorTM modem and Nokia selected the NovaThorTM platform for future devices based on the Windows Phones mobile platform. Wireless operating loss  was $211 million in the fourth quarter, out of which $93 million is for ST’s competence, compared to an operating loss of ST’s competence of $106 million and $64 million in the prior and year-ago period, respectively. Non-controlling interest is recorded below operating results in ST’s Consolidated Income Statement and reflects primarily Ericsson’s 50% share in the joint venture’s results, as consolidated by ST.

ST-Ericsson is currently in a shift from legacy to new products. Though their path to success is challenging, ST-Ericsson is continuing to focus on securing the successful execution and delivery of their new products to customers while lowering its break-even point.

The changes in the business environment at a large customer during 2011 have reduced demand for legacy products and are delaying the ramp of new products with that customer. As ST-Ericsson does not yet have the adequate level of sales, the company’s path to improve its financial performance is expected to take longer. Additionally, ST-Ericsson has recently increased its focus on execution.

ST-Ericsson’s very recently appointed Chief Executive Officer and leadership team have been requested by the Parent Companies to review its strategic plan and financial prospects. ST, together with our partner Ericsson, is firmly committed to support ST-Ericsson in the transition to turn-over to sustainable profitability and cash generation.

As a result of this strategic review we may consider additional actions to solidify and accelerate ST-Ericsson’s path to profitability. In such an event, or in case of a significant worsening of business prospects, the value of ST-Ericsson for ST could decrease to a value significantly lower than the current carrying amount of ST-Ericsson on our books and we may be required to take an impairment charge.

We will continuously monitor ST-Ericsson’s business evolution and we will evaluate their progress on a regular basis.

For additional information, see ST-Ericsson’s Q4 2011 earnings results press release at www.stericsson.com

Cash Flow and Balance Sheet Highlights

Free cash flow improved sequentially to positive $47 million in the fourth quarter, principally due to lower capital expenditures and the reduction of inventory and despite the results of ST-Ericsson, compared to a negative $136 million and a positive $349 million in the prior and year-ago quarters, respectively.*

As anticipated, capital expenditures in the fourth quarter decreased significantly to $76 million compared to $384 million and $423 million in the prior and year-ago quarters, respectively.

Inventory decreased by $170 million to $1.53 billion at year end. In the fourth quarter inventory turns improved to 3.8.

In the fourth quarter, dividends paid to shareholders were $89 million. In addition, the Company paid $199 million to redeem a portion of its 2016 convertible bond.

(*)Free cash flow is a non-U.S. GAAP measure. For additional information, please refer to Attachment A.

ST’s net financial position, adjusted taking into account our 50% investment in ST-Ericsson, was a net cash position of $1,167 million at December 31, 2011 compared to $1,134 million at October 1, 2011 and $1,227 million at December 31, 2010. ST’s cash and cash equivalents, short-term deposits, marketable securities and restricted cash equaled $2.33 billion and total debt, including 100% of ST-Ericsson’s debt, as consolidated by ST, was $1.57 billion at December 31, 2011.*

Total equity, including non-controlling interest, was $8.0 billion at year end.

In the 2011 fourth quarter the Company posted a return on net assets (RONA) attributable to ST of negative 0.3%*

Summary Financial Highlights for 2011

(In Million US$)	Full Year 2011	Full Year 2010
Net Revenues (a)	9,735	10,346
Gross Margin	36.7%	38.8%
Operating Income (Loss), as reported	46	476
Non-U.S. GAAP Operating Income (Loss) before restructuring*	121	580
Non-U.S. GAAP Operating Margin before restructuring* Non-U.S. GAAP Operating Margin before restructuring attributable to ST*	1.2% 6.0%	5.6% 9.2%
Net Income	650	830
(a) Net revenues include sales recorded by ST-Ericsson as consolidated by ST

2011 Full Year Review

Net revenues for the full year 2011 decreased 5.9% to $9.73 billion from $10.35 billion in the prior year reflecting weak market conditions, particularly in the second half of the year, and ST-Ericsson’s transition from legacy to new products. ST wholly-owned businesses’ net revenues increased about 1% in 2011.

In 2011, AMM grew within the frame of a strong slowdown in the semiconductor industry recorded in the second half of 2011, while both ACCI and PDP decreased. AMM’s net revenues, mainly driven by strong growth in MEMS, increased 7.5%, accompanied by an increase in its operating margin to 20.3% from 18.8% in 2010. ACCI’s net revenues decreased 1.4%, strong growth in Automotive and Imaging being offset by weak market conditions, particularly in Consumer, throughout the year, as well as the planned exit from hard disk drive system-on-chip and its operating margin decreased to 8.9% compared to 10.0% in 2010. PDP’s net revenues decreased 6% and its operating margin was 11.2%, compared to 13.6% in 2010 due to weak industry conditions as well as a specific situation at one customer. Wireless revenues decreased 30% and the operating loss increased by approximately 68%.

Gross margin was 36.7% of net revenues for the full year 2011, compared to 38.8% of net revenues in 2010, mainly due to prices and lower fab loading and unused capacity charges incurred in the 2011 third and fourth quarters. Operating expenses were about flat. Net income, as reported, was $650 million in 2011, or $0.72 diluted per share, mainly due to the after-tax gain of $308 million related to the cash payment from Credit Suisse as the full and final settlement of all outstanding litigation concerning auction-rate securities, compared to net income of $830 million, or $0.92 diluted per share in 2010. On an adjusted basis, net of related taxes, ST reported non-U.S. GAAP diluted net earnings per share of $0.41 in 2011 compared to $0.75 per share in 2010.*

On a year-over-year basis, the effective average exchange rate for the Company was approximately $1.37 to €1.00 for 2011, compared to $1.36 to €1.00 for 2010.

(*)Net financial position, RONA attributable to ST and adjusted net earnings per share are non-U.S. GAAP measures. For additional information, please refer to Attachment A.

2011 Full Year Revenue and Operating Results by Product Segment

In Million US$	Full Year 2011		Full Year 2010
Product Segment	Net Revenues	Operating Income (Loss)	Net Revenues	Operating Income (Loss)
ACCI	4,030	360	4,086	410
AMM	2,864	581	2,663	502
PDP	1,240	139	1,319	179
Wireless	1,552	(812)	2,219	(483)
Others	49	(222)	59	(132)
TOTAL	9,735	46	10,346	476

First Quarter 2012 Business Outlook

Mr. Bozotti stated, “Based on current visibility, we believe bookings have bottomed. Looking to the first quarter, we expect billings to bottom, as we see stronger than seasonal billings for ST’s wholly-owned businesses offset by a very significantly weaker revenue performance from ST-Ericsson.

“Preliminary industry analysts’ forecasts indicate that the overall semiconductor market should stabilize in 2012. For ST, we see the opportunity to continue to grow in selected markets during 2012 but we remain concerned about the macro-economic uncertainty. Consequently, we plan in the near-term to continue to maintain reduced levels of loading at our facilities. We will continue to focus on capital management, taking a prudent approach with respect to inventory levels and capital investments, with the goal of maintaining and expanding our free cash flow. In addition, we are continuing to bring to market new innovative products to drive market share gains.”

Based largely upon a very significantly weaker sequential sales outlook for wireless, the Company anticipates total revenues to sequentially decrease about 4% to 10% in first quarter of 2012. As a result, and reflecting an improved, but still high level of unsaturation at our facilities, gross margin in the first quarter is expected to be about 33.0%, plus or minus 1.5 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.32 = €1.00 for the 2012 first quarter and includes the impact of existing hedging contracts. The first quarter will close on March 31, 2012.

Corporate Developments

•
In the quarter ST announced the establishment of “ST New Ventures,” a corporate venture-capital fund targeting investments in technology, product and service start-up companies mainly in the Healthcare, Cleantech and Smart Infrastructure areas. The fund will enable the Company to be close to new markets where semiconductors are key and to be at the leading edge of innovation and new applications.

•
In order to unlock additional growth potential, ST re-aligned its organization to ensure an even more customer-oriented approach, further increase the effectiveness of its Research and Development and manufacturing activities, and more closely associate the businesses with its vision and product strategy.

With Didier Lamouche having accepted the full-time responsibility to run ST-Ericsson, all of ST’s regional marketing and sales organizations now report directly to President and CEO Carlo Bozotti. Executive Vice President Paul Grimme, who had previously led ST’s Automotive Product Group (APG), has moved to take on the role of General Manager Sales and Marketing Europe, the Middle East, and Africa.

The importance of R&D and manufacturing to ST is highlighted by consolidating Technology R&D, Front-End Manufacturing, Packaging & Test Manufacturing, Product Quality Excellence, and Global IT under the direction of Senior Executive Vice President Jean-Marc Chery to exploit the synergies of these organizations.

ST also reorganized its product groups into the Industrial and Multisegment (IMS) and Digital Sectors and a separate Automotive Product Group that reinforce the Company’s vision to be the worldwide leader in Sense & Power and Multimedia Convergence. Within these groups, Benedetto Vigna has been appointed Corporate Vice President and General Manager of the Analog, MEMS, and Sensors Group and Marco Monti has been appointed Corporate Vice President and General Manager of the Automotive Product Group.

Q4 2011 – Product and Technology Highlights

During the quarter, the Company made solid progress with important new-product introductions and significant design wins in its key growth areas, including energy management & savings, trust & data security, healthcare & wellness and smart consumer devices.

ACCI (Automotive, Consumer, Computer and Communications Infrastructure)
Automotive
•	Awarded the new Engine Management system by a European Tier1 and the Engine Management system and transmission by a major Japanese manufacturer.
•	Announced that VIPower devices have been chosen for the backbone of both the rear body modules and the front body modules with a German carmaker.
•	Achieved a major design win for a class D digital power amplifier with a major European Tier1 for a next-generation Infotainment system.
•
Continued its partnership with Sirius XM Satellite Radio in the design of the next-generation chipset, supporting Sirius’ aggressive roadmap on integration, performance enhancement and additional features.

Computer and Communications Infrastructure
•	Launched the world’s first single-chip data encryption engine that meets the highest non-military standards, to protect confidentiality and secure data stored in PCs and laptops.
•	Awarded the next-generation power-management unit from a leading hard-disk drive manufacturer addressing both the hard-disk and solid-state drive market segments.
•	Earned a 32nm ASIC design win and began providing samples of another ASIC, the first in 32nm process technology, to a leading networking OEM.

Home Entertainment and Displays
•	Ramped-up production at major cable operators and awarded new set-top box IC design wins in India.
•	Awarded major design wins for the Orly SoC, ST’s latest-generation set-top box IC, with leading Korean and Japanese manufacturers.
•	Introduced and demonstrated the Athena SoC for next-generation 4K2K displays; now actively engaging with key panel makers.

Analog, MEMS and Microcontrollers (AMM)
•	Gained a significant design win for the iNEMO® inertial module, which was selected by a Korean market leader for a new smartphone model.
•	Won a major digital gyroscope and ultra-compact high-performance e-compass design for an Android Platform with a US manufacturer.
•	Achieved a significant design win for a digital MEMS microphone with a major Taiwanese PC manufacturer for one of its 2012 models.
•	The Stanford University Solar Car team disclosed its selection of the STM32 family of microcontrollers to power numerous functions in its clean-energy solar car.
•
Collaborated with FIME to introduce the first Calypso electronic transportation-card compliant with global payment standards and revealed the industry’s most secure Trusted Platform Modules for enhanced protection against computer software attacks, theft and tampering.

•	STM32 was selected for tablet accessory applications by a world leader in smart phones and tablets and for motor-control platforms and high-volume appliances at major European customers.
•	Achieved two major 90nm Contactless Secure MCU design wins for a large transport project in Asia and for a health-card project in Europe.
•
Gained two major design wins in the US for controllers in a switched-mode power supply for an all-in-one computer with a major US consumer application OEM and for a Power-Over-Ethernet controller with a networking market leader for a wireless access-point system.

•	Expanded business in highly integrated power-supply ICs in AMOLED display matrices with a Korean market leader in new tablet platforms.

Power Discrete Products (PDP)
•	MDmesh power MOSFETs continued to gain traction with multiple design wins globally in lighting, switched-mode power supplies and TV applications.
•	Achieved a major design win for SLLIMM™ intelligent power modules from a European white-goods maker.
•	Secured an important design win for an application-specific discrete device dedicated to electrostatic-discharge protection of high-speed interfaces with a major US consumer application OEM.

ST-Ericsson
•	Products
o	The ST-Ericsson Thor™ M7400 modem was selected as a Consumer Electronics Show Innovations 2012 Design and Engineering Awards honoree in the Embedded Technologies product category.
•	Customers
o	Sharp announced three new smartphones in Japan that are based on the ST-Ericsson Thor™ HSPA+ 21 Mbps thin modem.
o	Nokia has selected the ST-Ericsson NovaThor™ platform for future devices it plans to introduce based on the Windows Phone mobile platform.
o	The Motorola Atrix 2, launched in October, uses the ST-Ericsson Thor HSPA+ 21 Mbps thin modem.
•	Partners/technology
o
ST-Ericsson, in conjunction with STMicroelectronics, announced their involvement in the European VENTURI Project, a group of companies that will work together to develop mobile device platforms and applications that deliver fully-immersive mobile Augmented Reality experiences.

o
ST-Ericsson and CEA-Leti, working with STMicroelectronics and Cadence Design Systems, have developed WIOMING, a three layer stack of multi-core system on chip (SoC) devices connected by the same network on chip (NoC). A proof of concept for a 3D multiprocessor architecture, the WIOMING 3D stack uses Wide I/Os to connect the SoC devices and a DRAM memory chip.

STM32 and iNEMO, MDmesh and SLLIMM are trademarks of STMicroelectronics. Thor and NovaThor are trademarks of ST-Ericsson. Android is a trademark of its owner.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before restructuring, operating margin attributable to ST, adjusted net earnings (loss), adjusted net earnings (loss) per share, free cash flow, RONA attributable to ST net financial position position and net financial position, adjusted to account for ST’s 50% investment in ST-Ericsson.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
the possible impact on the carrying value of the ST-Ericsson investment in our books of approximately $2 billion as well as on our related operations, of the ongoing assessment on ST-Ericsson’s strategic plan and financial prospects being conducted under the leadership of ST-Ericsson’s newly appointed CEO and leadership team. Such ongoing review within ST-Ericsson of “interalia” the effects of transition from legacy products to new products, the strength and timing of customer demand for new products, the cost structure, the market environment and possible additional actions or opportunities will lead to an assessment and recommendations to be submitted to and approved by the board and shareholders of ST-Ericsson and may further lead to a significant  impairment charge for us if the results of such assessment would be to recognize a decrease in the value of the investment in our books as to additional actions by us to help solidify and accelerate ST-Ericsson’s path to profitability;

•
changes in demand in the key application markets and/or from key customers served by our products, including demand for products where we have achieved design wins and/or demand for applications where we are targeting growth, all of which make it extremely difficult to accurately forecast and plan our future business activities;

•
our ability in periods of reduced demand or visibility on orders to reduce our expenses as required, as well as our ability to operate our manufacturing facilities at sufficient levels with existing  process technologies to cover our fixed operating costs;

•
our ability, in an intensively competitive environment, to identify and allocate necessary design resources to successfully develop and secure customer acceptance for new products meeting their expectations as well as our ability  to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the financial impact of obsolete or excess inventories if actual demand differs from our expectations as well as the ability of our customers to successfully compete in the markets they serve using our products;

•
our ability to maintain or improve our competiveness when a high percentage of our costs are fixed and are incurred in Euros and currencies other than U.S. dollars, especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in our overall tax position as a result of changes in tax laws, expected income or the outcome of tax audits, changes in international tax treaties which may impact are results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product warranty or liability claims based on epidemic or delivery failures or recalls by our customers for a product containing one of our parts;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•
current economic uncertainties involving the possibility during 2012 of limited growth or recession in global or important regions of the world economy, sovereign default, changes in the political, social, economic or infrastructure environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, tsunami, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate and causing unplanned  disruptions in our supply chain and reduced or delayed demand from our customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2010, as filed with the SEC on March 7, 2011. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On January 24, 2012, the management of STMicroelectronics will host its annual earnings presentation in Paris and will also conduct a conference call to discuss the Company’s operating performance for the fourth quarter and full year of 2011.

The earnings presentation will be held at 5:00 a.m. U.S. Eastern Time / 11:00 a.m. CET and the conference call at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET. Both the earnings presentation and conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945

 (Attachment A)

STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income before restructuring is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST, the impact of sale of Micron shares, net of the relevant tax impact.

Return on net assets (RONA) is considered by management to be the key financial and economic metric to measure the return on invested capital. RONA is the ratio of operating income before impairment and restructuring charges divided by average net assets used during the period. ST defines average net assets as average total assets net of total liabilities as reported in our consolidated balance sheet excluding all items related to our financial position such as cash and cash equivalents, marketable securities, short-term deposits, restricted cash, bank overdrafts, current portion of long-term debt and long-term debt.

Operating income before restructuring attributable to ST is calculated as operating income before restructuring excluding 50% of ST-Ericsson operating income (loss) before restructuring as consolidated by ST. Operating margin before restructuring attributable to ST is calculated as operating income before restructuring attributable to ST divided by reported revenues excluding 50% of ST-Ericsson revenues as consolidated by ST. RONA attributable to ST is calculated as annualized operating income before restructuring attributable to ST divided by reported net assets excluding 50% of ST-Ericsson net assets as consolidated by ST.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q4 2011 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	732	(132)	(11)	(0.01)
Impairment & Restructuring		9	5
Estimated Income Tax Effect			(2)
Non-U.S GAAP	732	(123)	(8)	(0.01)

Q3 2011 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	873	(23)	71	0.08
Impairment & Restructuring		10	7
Estimated Income Tax Effect			7
Non-U.S GAAP	873	(13)	85	0.09

Q4 2010 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	1,129	213	219	0.24
Impairment & Restructuring		32	20
Loss on Sale of Micron Shares			13
Estimated Income Tax Effect			(9)
Non-U.S GAAP	1,129	245	243	0.27

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, if any, current and non-current marketable securities excluding Micron shares received in connection with the sales of Numonyx, short-term deposits and non-current restricted cash, and our total financial debt includes if any, bank overdrafts, short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	December 31, 2011	October 1, 2011	December 31, 2010
Cash and cash equivalents	1,912	1,973	1,892
Marketable securities, current	413	464	891
Short-term deposits	-	91	67
Restricted cash	3	3	-
Non-current restricted cash	5	5	-
Marketable securities, non-current	-	-	72
Total financial resources	2,333	2,536	2,922
Bank overdrafts, short-term borrowings and current portion of long-term debt	(740)	(840)	(720)
Long-term debt	(826)	(869)	(1,050)
Total financial debt	(1,566)	(1,709)	(1,770)
Net financial position	767	827	1,152

Net financial position, adjusted to account for 50% investment in ST-Ericsson	1,167	1,134	1,227

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q4 2011	Q3 2011	Q4 2010
Net cash from operating activities	137	276	492
Net cash from (used in) investing activities	43	(413)	139
Payment for purchases of (proceeds from sale of) current and non-current marketable securities, investment in (proceeds from) short-term deposits and restricted cash, net	(133)	1	(282)
Free cash flow	47	(136)	349

---end---

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	December 31,	December 31,
	2011	2010

Net sales	2,170	2,810
Other revenues	21	23
NET REVENUES	2,191	2,833
Cost of sales	(1,459)	(1,704)
GROSS PROFIT	732	1,129
Selling, general and administrative	(280)	(310)
Research and development	(614)	(604)
Other income and expenses, net	39	30
Impairment, restructuring charges and other related closure costs	(9)	(32)
Total Operating Expenses	(864)	(916)
OPERATING INCOME (LOSS)	(132)	213
Interest expense, net	(5)	(5)
Earnings (loss) on equity method investments	(6)	(10)
Gain (loss) on financial instruments, net	3	(12)
INCOME (LOSS) BEFORE INCOME TAXES	(140)	186
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	(70)	(50)
INCOME (LOSS) BEFORE NONCONTROLLING INTEREST	(210)	136
Net loss attributable to noncontrolling interest	199	83
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	(11)	219

EARNINGS (LOSS) PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	(0.01)	0.25
EARNINGS (LOSS) PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	(0.01)	0.24

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS (LOSS) PER SHARE	885.0	908.2

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Twelve Months Ended
	(Unaudited)	(Audited)
	December 31,	December 31,
	2011	2010

Net sales	9,630	10,262
Other revenues	105	84
NET REVENUES	9,735	10,346
Cost of sales	(6,161)	(6,331)
GROSS PROFIT	3,574	4,015
Selling, general and administrative	(1,210)	(1,175)
Research and development	(2,352)	(2,350)
Other income and expenses, net	109	90
Impairment, restructuring charges and other related closure costs	(75)	(104)
Total Operating Expenses	(3,528)	(3,539)
OPERATING INCOME	46	476
Other-than-temporary impairment charge and realized gain on financial assets	318	-
Interest expense, net	(25)	(3)
Earnings (loss) on equity method investments and gain on investment divestiture	(28)	242
Gain (loss) on financial instruments, net	25	(24)
INCOME BEFORE INCOME TAXES	336	691
AND NONCONTROLLING INTEREST
Income tax expense	(181)	(149)
INCOME BEFORE NONCONTROLLING INTEREST	155	542
Net loss attributable to noncontrolling interest	495	288
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	650	830

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.74	0.94
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.72	0.92

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	904.5	911.1

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	December 31,	October 1,	December 31,
In million of U.S. dollars	2011	2011	2010
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,912	1,973	1,892
Restricted cash	3	3	7
Short-term deposits	-	91	67
Marketable securities	413	464	1,052
Trade accounts receivable, net	1,046	1,208	1,230
Inventories, net	1,531	1,701	1,497
Deferred tax assets	141	191	218
Assets held for sale	28	28	28
Other current assets	506	620	609
Total current assets	5,580	6,279	6,600

Goodwill	1,059	1,066	1,054
Other intangible assets, net	645	681	731
Property, plant and equipment, net	3,920	4,238	4,046
Non-current deferred tax assets	332	382	329
Restricted cash	5	5	-
Non-current marketable securities	-	-	72
Other long-term investments	121	133	161
Other non-current assets	432	416	356
	6,514	6,921	6,749
Total assets	12,094	13,200	13,349

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	7	-	-
Short-term debt	733	840	720
Trade accounts payable	656	989	1,233
Other payables and accrued liabilities	976	1,041	1,004
Dividends payable to stockholders	88	177	62
Deferred tax liabilities	14	15	7
Accrued income tax	95	128	96
Total current liabilities	2,569	3,190	3,122

Long-term debt	826	869	1,050
Post-retirement benefit obligations	409	331	326
Long-term deferred tax liabilities	21	28	59
Other long-term liabilities	273	319	295
	1,529	1,547	1,730
Total liabilities	4,098	4,737	4,852
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,559,805 shares issued, 884,995,094 shares outstanding)
Capital surplus	2,544	2,538	2,515
Retained earnings	3,504	3,515	3,241
Accumulated other comprehensive income	670	913	979
Treasury stock	(271)	(271)	(304)
Total parent company stockholders' equity	7,603	7,851	7,587
Noncontrolling interest	393	612	910
Total equity	7,996	8,463	8,497
Total liabilities and equity	12,094	13,200	13,349

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2011	Q3 2011	Q4 2010

Net Cash from operating activities	137	276	492
Net Cash from (used in) investing activities	43	(413)	139
Net Cash used in financing activities	(213)	(218)	(199)
Net Cash increase (decrease)	(61)	(382)	419

Selected Cash Flow Data (in US$ millions)	Q4 2011	Q3 2011	Q4 2010

Depreciation & amortization	315	325	327
Payment for Capital expenditures	(76)	(384)	(423)
Dividends paid to stockholders	(89)	(88)	(62)
Change in inventories, net	139	1	(65)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 24, 2012	By:	/s/ CARLO FERRO

	Name:	Carlo Ferro
	Title:	Senior Executive Vice President and Chief Financial Officer